EXHIBIT 99.2

RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

First Quarter Ended March 31, 2014

Suite 902 – 170 University Avenue, Toronto Ontario M5H 3B3
Tel: 416-766-2804   Toll free: 1-866-365-4706 Fax: 604-623-3355
e-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A – March 31, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

INTRODUCTION

This Management Discussion and Analysis (“MD&A”), dated May 12, 2014, includes financial information from, and should be read in conjunction with, the interim consolidated financial statements for the three months ended March 31, 2014. It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2013 and the accompanying MD&A for the year ended December 31, 2013. Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.

Rubicon Minerals Corporation (“Rubicon” or the “Company”) reports its financial position, statement of comprehensive loss, changes in equity and cash flows in accordance with International Financial Reporting Standards (“IFRS”) in Canadian dollars.

Rubicon is a Canadian based company that is focused on the exploration and development of gold deposits. The Company’s key asset is the Phoenix Gold Project (hereinafter defined) located in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has significant land packages in the Red Lake area outside the Phoenix Gold Project and other land packages in Nevada and Utah, USA. The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in all the provinces of Canada as well as with the SEC in the United States. The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the NYSE MKT Exchange in the United States under the symbol ‘RBY’.

DEFINITIONS

The following terms are used in this MD&A:

“F2 Gold System” is a gold mineralized system located at the Phoenix Gold Property composed of high-grade gold mineralization and a lower grade sulphide-rich zone, which currently has a strike length of approximately 1,200 metres (“m”) (3,937 ft) and a depth extent of 1,650 m (5,413 ft) below surface and remains open along strike and at depth. The system appears to at least partly correlate with a large Titan-24 chargeability anomaly. The anomaly extends laterally from the F2 Gold System for over 1,500 m (approximately 5,000 ft), and to depths up to 750 m (approximately 2,500 ft) – the current depth limit of the survey. As for the setting and style of this zone, it is similar in many respects to the high-grade zones present at the nearby Red Lake Gold Mine. The F2 Gold System is 420 m southeast of the existing shaft and is entirely independent from the previous gold resource of the McFinley Gold Deposit.

“New PEA” means the amended and restated National Instrument 43-101 technical report titled “Preliminary Economic Assessment for the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario”, prepared by SRK Consulting (Canada) Inc., dated effective June 25, 2013 and filed on SEDAR on February 28, 2014.1

“Phoenix Gold Project” or “the Project” means project activities associated with the Phoenix Gold Property.

1 See New PEA Cautionary Statements page 4

RUBICON MINERALS CORPORATION – MD&A – March 31, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

“Phoenix Gold Property” describes the property located in Bateman Township in the Red Lake District of Northwestern Ontario, approximately six kilometres (“km”) north of the operating Red Lake Gold Mine, hosting the F2 Gold System.

HIGHLIGHTS

Phoenix Gold Project - Development Highlights

Phoenix Gold Project development milestones achieved as at March 31, 2014 include:

●
Shaft sinking was completed in late 2013 to a total shaft depth of 730 m below surface. The sinking buckets have been removed and replaced by 10-tonne skips and underslung cages; construction of the 337-metre level loading pocket was completed and is operational. The 685-metre level loading pocket construction is in progress;

●
Lateral and vertical development is progressing on the 122-, 183-, 244-, 305- and 610-metre levels. An Alimak raise climber is driving up the ventilation raise from the 305-metre level to surface to expand the ventilation raise to allow for the lowering of equipment underground once completed. An exploration drift on the 244-metre level, parallel to the deposit, is currently in progress;

●	Ore bin construction is completed and an exterior cladding is expected to be installed in the second quarter;

●	Work is substantially complete on concrete foundations for significant mill equipment located outside of the confines of the enclosed mill building;

●	The “Actiflo” waste water treatment equipment was placed in final position and work continues to have this system commissioned in the second quarter of 2014;

●
Work on earthworks required to establish the tailings management facility (“TMF”) and perimeter collection ditching required to allow start-up of future mineral processing activities in compliance with legislated permits is near completion and;

●	Mill construction activities recommenced at the end of March following the completion of the equity financing and gold stream transaction.

Construction and Development Update

Construction activity on the Phoenix Gold Project continues to progress toward potential production.  The Company believes that the completion of the equity financing and gold stream transaction (see “Corporate Developments” section for more details) provides the Company with sufficient funding to complete the Project to potential production. As of April 1, 2014 the capital cost estimate to complete the Phoenix Gold Project is approximately $180 million, on a go-forward basis. In addition to Phoenix Gold Project costs the Company also intends to spend approximately $12 million on exploration and $8 million on corporate related costs in the balance of 2014. The target for the commencement of potential production is mid-2015, based on current knowledge and planning by management of the Company.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

Crown Pillar Geotechnical Study

In January, Rubicon  commenced a crown pillar study to determine the potential extraction of a portion of the mineralized material in the crown pillar. The Company estimates that there is 695,155 tonnes of mineralized material in the inferred category grading 11.34 grams of gold per tonne (“g/t Au”) in the crown pillar, based on a cut-off grade of 5.0 g/t Au. The Company conducted a geotechnical drilling program from the ice surface to confirm and test the structure, rock permeability, and rock strength of the crown pillar.

Exploration

The Company plans to complete 38,000 m of infill drilling with the purpose to potentially convert a portion of the inferred mineral resource ounces to the indicated category, indicated mineral resource ounces to measured category, and to potentially add inferred mineral resource ounces to the known mineral resource. The Company plans to complete the majority of the drilling underground and a portion of the drilling on the ice surface. Rubicon completed a total of 38 holes for 5,835 m of drilling from the ice surface as of March 31, 2014. The Company is currently developing an exploration drift from the 244-metre level, parallel to the deposit, to recommence the infill drilling program underground. The exploration drift will provide a proper platform to drill on a sectional based program. This platform will also assist the geological interpretation as we continue to drill the deposit and provide an opportunity to train and mentor the geology staff with mining operations, mapping and sampling.

Details of historical drilling results are available on the Company’s web site at www.rubiconminerals.com. Gold mineralization has now been intersected over an interpreted strike length of 1,243 m and to a vertical depth of 1,650 m and remains open along strike and at depth.

Updated Mineral Resource Estimate

Rubicon commissioned SRK Consulting (Canada) Inc. (“SRK”) to conduct an updated mineral resource estimate and optimization studies.  The updated mineral resource was completed as part of the New PEA2 and is discussed under the heading “The 2013 PEA and New PEA” below.  The updated mineral resource estimate includes approximately 116,000 m of core drilling completed from mid-2011 to November 1, 2012, approximately 90% of which was infill drilling of known areas.

The 2013 PEA and New PEA2

On June 25, 2013 the Company announced positive results and highlights from the 2013 PEA and an updated mineral resource estimate completed by SRK for the F2 Gold System, which comprises part of the Company’s flagship Phoenix Gold Project, located in Red Lake, Ontario. A technical report documenting the 2013 PEA was filed on SEDAR on August 9, 2013 (the “Technical Report”) in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The 2013 PEA was superseded in full by the New PEA2 dated effective June 25, 2013 and filed on SEDAR on February 28, 2014. The report can be viewed at www.sedar.com, www.sec.gov/edgar.shtml and the Company’s website at www.rubiconminerals.com. The summary below does not take into account the review by the Company of planned construction schedules.

New PEA Cautionary Statements

Readers are cautioned that the New PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied

2 See New PEA Cautionary Statements this page

RUBICON MINERALS CORPORATION – MD&A – March 31, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

to them that would enable them to be categorized as mineral reserves. There is no certainty that the inferred mineral resources will be converted to the measured and indicated categories, that the indicated mineral resources will be converted to the proven and probable mineral reserve categories and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability; the estimate of mineral resources in the New PEA and updated mineral resource statement may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

The quantity and grade of reported inferred mineral resources in the New PEA and this MD&A are uncertain in nature and there has been insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Readers are cautioned that the projected mining method, potential production profile and mine plan referred to in the New PEA and this MD&A are conceptual in nature and additional technical studies will need to be completed in order to fully assess their viability.  There is no certainty that a potential mine will be realized or that a production decision will be made. A mine production decision that is made without a feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work and economic analysis and internal studies to ensure satisfactory operational conditions and decisions regarding future targeted production.

The New PEA3 Highlights:

●
On a go-forward basis, using a gold price of US$1,385 per oz., the Phoenix Gold Project base case demonstrates an after-tax internal rate of return4 (“IRR”) of 27.0% and a 5% discounted after-tax net present value4 (“NPV”) of $531.0 million; on a pre-tax basis, IRR and NPV are 28.7% and $650.0 million, respectively;

●	Total life of potential mine (“LOM”) projected gold production of 2.19 million ounces, an 18.0% increase over the previous conceptual production plan3;

●	Average annual projected gold production of 165,300 ounces, expected to peak at 242,000 ounces in year 2022;

●	The primary projected mining method is intended to be longhole stoping (“longhole”); 90% of the LOM production is planned to come from longhole stopes and 10% from cut-and-fill mining;

●	Average grade of mill feed is 8.1 g/t Au at a cut-off grade of 5.0 g/t Au; external dilution of 15% was applied to the conceptual mine plan, plus internal dilution of 26%;

3	See New PEA Cautionary Statements page 4

4
Based on a 30-day trailing spot gold price assumption of US$1,385 per ounce and a $CDN/$USD consensus exchange rate of 1.05:1.00 (Source: Bloomberg $CDN/$US FX Forecast 2013 through 2017, as of June 18, 2013)

RUBICON MINERALS CORPORATION – MD&A – March 31, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

●
Average LOM cash operating cost5 is $629 per recovered ounce or $151 per tonne; including a 1.5% royalty6 the average LOM total cash operating cost is $651 per recovered ounce of gold or $156 per tonne;

●	Average LOM all-in sustaining cash costs7 are $845 per ounce or $203 per tonne;

●	Average annual post-tax cash flow from operations is $69.0 million;

●	Average daily LOM throughput is approximately 1,900 tonnes per day (“tpd”).

The Company believes the new proposed mining methods considered in the New PEA8 will most efficiently exploit the F2 deposit. The implementation of the new proposed methods will, however, increase the capital cost of developing the Project.

Updated Phoenix Gold Project Mineral Resource Estimate Highlights8:

●	Increased indicated mineral resources by 111% to 1.129 million ounces of gold in 4.12 million tonnes grading 8.52 g/t Au using a 4.0 g/t Au cut-off grade;

●	Block model demonstrates substantial continuity of mineralization and an average horizontal thickness of 7.8 m (based on 4.0 g/t Au cut-off estimated using tonne weighted average thickness per level);

●	Reported inferred mineral resources8 of 2.219 million ounces of gold on 7.45 million tonnes grading 9.26 g/t Au using a 4.0 g/t Au cut-off grade; and

●	Updated mineral resource estimate includes approximately 116,000 m of additional drilling (90% infill) since the 2011 mineral resource estimate.

Recommendation from SRK and Continuing Studies

SRK determined that the results of the New PEA8 support the continued advancement of the Phoenix Gold Project and work related to further technical studies. No production decision has been made at this time. Such a decision, if reached, will require such additional technical studies and ongoing evaluation by Rubicon of the construction and development of the Phoenix Gold Project and would not be based solely on the New PEA8.

Aboriginal Consultations

Consultations are ongoing with local First Nation and Métis communities. In December of 2012, Wabauskang First Nation (“WFN”) brought an application for judicial review of the approval of the

5	Cash operating costs include mining and development costs only and exclude royalties, gold streams, all capital costs, exploration and corporate overheads

6	Assumes Rubicon exercises its right to purchase a 0.5% from the 2.0% NSR that Franco-Nevada Corporation currently owns on the Phoenix Gold Project water claims for US$675,000

7
All-in sustaining cash costs include operating costs, royalties, and sustaining capital and do not include any pre-production capital expenditures, allocation of estimated corporate overhead costs or exploration costs. The cost of the gold stream deal with Royal Gold is not included in this number.

8	See New PEA Cautionary Statements page 4

RUBICON MINERALS CORPORATION – MD&A – March 31, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

Company’s Production Closure Plan.  A three way hearing was held with the Ontario Divisional Court to hear the application for judicial review on April 15-17, 2014.  Results of this hearing are pending.  The Company is vigorously defending its Production Closure Plan. This application has not affected any construction or development activity at the Phoenix Gold Project.

Other Red Lake Projects

Rubicon holds approximately 100 square miles of additional mineral claims in the Red Lake Camp which were acquired for their high geological potential to host gold mineralization. Due to the Company’s focus on developing the Phoenix Gold Project, exploration of these additional properties has been temporarily put on hold, however the Company considers these projects to be of strategic importance for future exploration. The Company is continuing the geological compilation studies on several of its Red Lake projects to identify targets for future exploration programs.

United States Exploration

Nevada and Utah (West Kirkland Option)

Rubicon holds variable fee simple mineral property interests in a large land package in Elko County, Northeastern Nevada (225,000 acres) extending into Box Elder County, Utah (608 acres).

West Kirkland Mining Inc. (“West Kirkland”) holds an option over the Company’s Nevada and Utah property for a variable interest of up to 60% through exploration expenditures of US$15.0 million over 4 years. West Kirkland completed its first year commitment of US$2.0 million of exploration in 2012. On January 23, 2013, to allow for effective completion of annual work programs, the effective date of the option agreement for the annual work commitment was extended from June 23rd to December 31st of each year. In consideration of the current market conditions, on October 16, 2013 Rubicon granted West Kirkland a 1-year deferral of the annual earn-in expenditure commitments in exchange for 1,000,000 shares of West Kirkland. West Kirkland has advised that they have spent US$1.1 million of the US$3.0 million year 2 earn-in expenditures, which are to be completed by December 31, 2014 (revised year 2 commitment date).

Corporate Developments

Gold Stream Facility with Royal Gold Inc.

On February 10, 2014, the Company signed a Gold Stream Facility (“the Stream Facility”) with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”) pursuant to which the Company agreed to sell an equivalent of 6.30% of future gold production from the Phoenix Gold Project to Royal Gold to a maximum of 135,000 ounces of gold and then 3.15% thereafter.  In consideration, Royal Gold will pay US$75.0 million to the Company as a deposit on the purchase price. As at March 31, 2014 the Company has received US$10.0 million of the deposit upon the execution of the agreement and US$20.0 million of the deposit upon closing of the agreement. Rubicon will receive the balance of the deposit in instalments at spaced intervals during construction of the Phoenix Gold Project. Payment of the final instalments is contingent upon the Company meeting construction completion targets for the Phoenix Gold Project.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

Upon delivery of gold to Royal Gold, Royal Gold will pay the current market price on the first 135,000 ounces by way of allocation of the deposit to satisfy 75% of the payment. In addition the Company will receive a cash payment equal to 25% of the spot gold price for each delivery. After the deposit has been drawn down to nil, Royal Gold will make a cash payment for all future gold deliveries equal to 25% of the spot gold price.

Upon expiry of the 40 year term of the agreement any balance remaining unpaid relating to the deposit shall be refunded to Royal Gold.

Repayment of the deposit is secured on the assets of the Phoenix Gold Project. Rubicon has the right to raise up to US$100.0 million of debt financing that will rank in priority to the Gold Stream Facility deposit. In the event that Royal Gold’s interest is subordinated to more than US$50.0 million of debt, Royal Gold’s additional cash payments for gold deliveries will be reduced from 25% of market price by 5.4% multiplied by the amount of the senior debt outstanding and drawn in excess of US$50.0 million divided by US$50.0 million.

Public Offering

On March 12, 2014, the Company closed a public offering and issued 74,290,000 units consisting of one common share of the Company (“Share”) and one half of one common share purchase warrant (“Warrant”) at a price of $1.55 per unit (“Unit”) for total gross proceeds of $115,149,500.  Each whole Warrant gives the holder the right to purchase one Share in the Company for a price of $2.00 per Share, exercisable up to and including March 12, 2015. The proceeds are inclusive of an overallotment option that was fully exercised on closing.

Share issue costs for the initial allotment are estimated to be approximately $7,700,000 including an underwriter’s commission of 5% of the gross proceeds.

Resignation of Director

Chris Bradbrook has resigned from the Company’s Board of Directors effective May 6, 2014.

Qualified Persons and Quality Assurance

Phoenix Gold Project drill core assays were conducted on sawn NQ-sized half core sections. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. All assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out by ALS Minerals, a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd.

The content of this MD&A relating to the New PEA9 has been read and approved by SRK staff including Mr.  Sébastien Bernier, P.Geo., Principal Consultant (Resource Geology), Mr. Glen Cole, P.Geo., Principal Consultant (Resource Geology), Mr. Dan Hewitt, P. Eng., Principal Consultant (Mining) and Mr. Stephen Taylor P. Eng., Principal Consultant (Mining) and by Mr. Pierre Roy, ing., P. Eng., of Soutex Inc., all independent Qualified Persons as defined by NI 43-101. The New PEA9 was prepared by SRK

9	See New PEA Cautionary Statements page 4

RUBICON MINERALS CORPORATION – MD&A – March 31, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

with metallurgical and processing contributions from Soutex Inc. Individual contributing authors are Mr. Sébastien Bernier, Mr. Glen Cole, Mr. Stephen Taylor, and Mr. Dan Hewitt of SRK and Mr. Pierre Roy ing., P. Eng., of Soutex Inc. All are independent Qualified Persons as defined by NI 43-101.

Phoenix Gold Project operations, including engineering studies and ongoing development are currently supervised and verified by, and except with respect to the third party prepared New PEA9, any operating technical data disclosed in this MD&A has been verified by, and the technical operating disclosures in this MD&A, have been approved by, Daniel Labine, P. Eng., Vice President Operations for Rubicon, a Qualified Person as defined in NI 43-101.

Mark Ross, B.Sc., P. Geo., Chief Mine Geologist for the Company, is a Qualified Person and an employee of the Company and has reviewed and approved the disclosure of technical and scientific information included in this MD&A.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond the control of Rubicon. Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, permitting risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form (“AIF”), dated March 24, 2014, for the year ended December 31, 2013, on file at www.sedar.com and www.sec.gov/edgar.shtml.

OPERATING RESULTS

Three Months ended March 31, 2014 compared to the Three Months ended March 31, 2013

For the three months ended March 31, 2014, the Company had a net loss of $4.31 million and a net loss per share of $0.01 compared to a net loss of $1.61 million and a net loss per share of $0.01 for the three months ended March 31, 2013, an increased loss of $2.70 million. Other comprehensive income for the three months ended March 31, 2014 was $0.27 million compared to other comprehensive loss of $0.09 million for the prior year comparative period, an increase of $0.36 million.

Significant factors in line items that caused the change in net loss and comprehensive loss for the three months ended March 31, 2014 were as follows:

●	Consulting and professional fees increased by $2.10 million due to advisory and professional fees incurred in connection with the Gold Stream Facility.

●
Salaries and benefits increased by $0.46 million due to payment of variable compensation in the current year. There were no variable compensation payments made in the comparable quarter in the prior year.

●	Share-based compensation costs decreased by $0.18 million as the number of options issued in the current quarter was reduced significantly compared to the prior comparative period;

●
Interest and other income decreased by $0.35 million in the current year. Investable cash balances were lower than the prior year for a majority of the quarter as the Company did not receive the $107.5 million in net proceeds from the public offering until March 12, 2014 when

9	See New PEA Cautionary Statements page 4

RUBICON MINERALS CORPORATION – MD&A – March 31, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

the deal closed. The lower cash balances resulted in less interest being earned in the current year as compared to the same period last year.

●
The Company experienced a fair value gain in the current period of $0.02 million relating to movement in the fair value of the recently completed Gold Stream Facility. The Company is required to record this liability at fair value at the end of each reporting period and due to changes in forecasted gold prices, interest rates, and accretion a fair value gain was recognized. No such gain or loss was recognized in the comparable period as the Facility was entered into during the first quarter of 2014.

●	Other comprehensive income increased by $0.36 million on fair value adjustment of available for sale financial instruments reflecting an increase in market value of investments in the quarter.

USE OF PROCEEDS FROM FINANCINGS

Planned Use of Proceeds as Previously Disclosed	Actual Use of Proceeds to March 31, 2014

July 28, 2011 Agnico-Eagle Private Placement

● $70.0 million on additional drilling, studies, testing and other development work in connection with the F2 Gold system at the Phoenix Gold Project.	●	$70.0 million had been expended, as committed, on the Phoenix Gold Project, to March 31, 2014.

February 29, 2012 Public Offering

● $192.0 million net proceeds: $181.0 million for development of the Phoenix Gold project and $11.0 million for exploration and general working capital.	●	$156.0 million has been expended, as committed, on the Phoenix Gold Project, to March 31, 2014.

March 12, 2014 Public Offering

● $107.5 million in net proceeds; $93.5 million to be used for development of the Phoenix Gold project and $14.0 million for exploration and general working capital.	●	No money from this offering has been committed as of March 31, 2014

SUMMARY OF QUARTERLY RESULTS (unaudited)

The following results are based on IFRS in Canadian dollars.

	2014 First Quarter	2013 Fourth Quarter	2013 Third Quarter	2013 Second Quarter	2013 First Quarter	2012 Fourth Quarter	2012 Third Quarter	2012 Second Quarter
	$	$	$	$	$	$	$	$
Interest and other income	235	299	371	506	586	676	684	632
(Gain) loss on sale of investments	–	–	(2)	–	7	–	130	16
Net loss	4,308	2,081	3,038	1,450	1,613	2,976	3,504	2,313
Basic and fully diluted net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

Annual totals in the table may differ slightly from annual reported amounts due to rounding.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

Overall, quarterly losses should tend to increase due to increased office administration costs to support an expanding exploration and development program. Other factors generally causing significant variations in results between quarters include share-based compensation, gain or loss on sale of investments and option payments received in excess of property costs. These other factors do not have identifiable trends.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $180.0 million at March 31, 2014 compared to $58.5 million at December 31, 2013. Working capital increased in the current year quarter by $121.5 million, primarily due to proceeds received from the Gold Stream Facility and bought deal equity financing, offset by expenditures in the quarter.

Working capital was reduced in the quarter by expenditures on property, plant and equipment of $5.9 million and exploration and evaluation assets of $16.4 million.

The financing transactions are expected to provide sufficient capital to fund the remaining construction activity of the Phoenix Gold Project to potential production.

As previously noted, as of April 1, 2014, the capital cost estimate to complete the Phoenix Gold Project to potential production is approximately $180 million, on a go-forward basis.

CASH FLOWS

For the three months ended March 31, 2014, the Company had net cash inflows of $131.8 million compared to net cash inflows of $0.3 million for the three months ended March 31, 2013. The higher net cash inflow in the current year quarter is due to the cash inflows resulting from the proceeds of financings noted above.

Operating Activities

Net cash used in operating activities was $0.7 million for the quarter ended March 31, 2014 compared to net cash used of $3.7 million for the quarter March 31, 2013. The $3.0 million decrease in net cash used relates to changes in non-cash working capital of $5.4 million partially offset by the increase in net loss of $2.7 million.

Investing Activities

The Company’s net cash was decreased by $8.1 million through investing activities during the quarter ended March 31, 2014 compared to an increase in net cash of $3.1 million during the quarter ended March 31, 2013. The difference of $11.2 million is primarily attributable to only $10.0 million of net proceeds from longer term guaranteed investment certificates (“GIC”) maturing in the current period compared to net maturities in longer term GIC’s investments of $24.6 million in the prior year.  The Company also realized a $4.2 million cash inflow in the current quarter related to the release of restricted cash. There was no inflow related to restricted cash in the comparable period of the prior year. These inflows were offset by investments in Exploration and Evaluation assets as well as Property Plant and

RUBICON MINERALS CORPORATION – MD&A – March 31, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

Equipment in the both comparable periods, as the Company continued to develop the Phoenix Gold project.

Financing Activities

Net cash from financing activities was $140.7 million during the quarter ended March 31, 2014 compared to $0.9 million in the quarter ended March 31, 2013. The increase of $139.8 million primarily relates to the proceeds received from the bought deal equity financing net of costs of $107.5 million, and partial proceeds received from the Gold Stream Facility entered into during the period ended March 31, 2014 of $33.3 million.  Financing inflows in the prior period relate to the exercise of stock options and were not repeated in the current period.

FINANCIAL INSTRUMENTS

The Company’s financial instrument policies and fair values by category are described in notes 2(c), 3 and 13 to the financial statements. Overall, the Company’s most significant risk exposure relates to its cash and short-term cash investment balances.

The Company’s paramount concern with respect to these balances is preservation of capital and therefore, during the period, authorized investments were restricted to instruments guaranteed by the Government of Canada or a Province of Canada or high-grade money market instruments guaranteed by any of the 5 largest Canadian banks.

The Company entered into a Gold Stream Facility during the quarter as described herein under the section “Significant accounting judgments and sources of estimation uncertainty”.  Calculation of the Gold Stream Facility fair value is subject to risks and uncertainties related to variables contained in the Company’s valuation model. Management seeks to mitigate these risks in consideration of experience, internal and external sources of information and expectations of future events that management believes to be reasonable in the circumstances.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, other than the future receipts and obligations expected from the Gold Stream Facility outlined in note 13 to the Financial Statements.

PROVISION FOR CLOSURE AND RECLAMATION

The Company has an obligation to close and rehabilitate the Phoenix Gold Project site upon its abandonment.

As of March 31, 2014, the Company has deposited a total of $3.1 million (2012 - $3.1 million) with the Ontario Ministry of Northern Development and Mines (“MNDM”) as assurance for closure costs of current disturbances.

The estimated closure costs of the Phoenix Gold project based on the year-end condition of the site were inflation adjusted to the estimated date of site remediation, which is 16 years from March 31, 2014, and then discounted back to the year-end using an estimate of the risk-free rate of 2.46%. The provision for closure and reclamation was increased to the current value of the future liability, amounting to $3.0 million (2013 - $2.8 million) with the increase, after accretion of the discount of the prior estimate, credited to exploration and evaluation assets.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

COMMITMENTS AND CAPITAL LEASE OBLIGATIONS

At March 31, 2014, the Company has the following contractual, capital and operating lease and rental commitments:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Gold Stream Facility (1)	$33,140	Nil	Nil	Nil	$33,140
Capital (Finance) Lease Obligations	$139	$139	Nil	Nil	Nil
Lease and Rental Obligations	$387	$115	$272	Nil	Nil
Purchase Obligations	$10,019	$9,937	$82	Nil	Nil
Other Long-Term Contractual Obligations reflected on the Company’s Balance Sheet under the primary financial statements	Nil	Nil	Nil	Nil	Nil
TOTAL	$43,685	$10,191	$354	Nil	$33,140
(1)See “Gold Stream Facility with Royal Gold Inc.” within the Corporate Developments heading for further discussion of this obligation.

The Company is required to make certain cash payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

TRANSACTIONS WITH RELATED PARTIES

Legal Services

David R. Reid is a director of the Company and a partner at a law firm the Company has engaged to provide legal services. For the quarter ended March 31, 2014, the Company incurred legal fees with this firm of $0.8 million (2013 - $0.3 million), which are recorded within consulting and professional fees and share issue costs in the Company’s financial statements. As at March 31, 2014, this law firm was owed $0.7 million (2013 - $0.1 million). All these transactions were recorded at their fair value amounts and incurred in the normal course of business.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Company’s accounting policies are described in detail in note 2 of the December 31, 2013 annual consolidated financial statements. The Company considers the following judgments and estimates to be most critical in understanding its financial results:

Significant accounting judgments and sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Estimates of the future price of gold pose a significant risk to the valuation of the Phoenix Gold Project and the impairment review of carrying values as described below.

Impairment of Non-Current Non-Financial Assets

The Company reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, gold prices, mine plan estimates, operating costs, mine closure and restoration costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of income.

As at March 31, 2014, management of the Company determined that the volatile price of gold, escalating costs in the industry and the Company’s depressed share price that has resulted in a market capitalization below the carrying amount of the Company’s net assets, constituted impairment indicators, and we therefore completed an impairment assessment for the Phoenix Gold Project that included an estimate of the project’s value in use.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

Key assumptions incorporated in the impairment model included the following:

Gold price: US$1,300/oz.
Life of Mine gold head grade: 8.06 grams/tonne
Life of Mine average operating costs: $154 /tonne ore milled
Canadian / US dollar exchange rate:  1.05
Production volume and recoveries as indicated in the Company’s Technical Report filed on SEDAR February 28, 2014
Discount rate: 5%

Management’s impairment evaluation did not result in the identification of an impairment loss as of March 31, 2014. Although management believes the estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments. Sensitivities to changes in gold price, grade, and estimated operating costs, that differ from current projections, and increases to estimated capital costs might trigger an impairment that could be material.

Financial liabilities at fair value through profit and loss

As discussed in Note 13 to the Financial Statements, Gold Stream Facility, the Company entered into a Gold Stream Facility with Royal Gold on February 10, 2014. The Company has reviewed the terms of the agreement and determined that IAS 39 Financial Instruments: Recognition and Measurement is the applicable standard under which the accounting for the agreement should be evaluated. In accordance with this standard, the Company has concluded that the agreement represents an embedded derivative within a host debt instrument (purchase and sale agreement for gold). As the entire hybrid contract meets the criteria for treatment as a financial liability through profit and loss, the Company has designated it as such with initial and subsequent measurement at fair value. Transaction costs directly attributable to the Gold Stream Facility are expensed through profit and loss as incurred.

Fair value of the Gold Stream Facility on initial recognition is determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in profit and loss as fair value and foreign exchange adjustments. Components of the adjustment to fair value at each reporting date include:

Accretion expense due to passage of time
Change due to movement in USD/CAD dollars as the liability is incurred in USD
Change in the risk free interest rate
Change in the Company specific credit spread
Change in any expected oz. to be delivered
Change in forward gold price forecast

Estimates and assumptions underlying the fair value calculations are reviewed on an ongoing basis in consideration of experience, internal and external sources of information and expectations of future events that management believes to be reasonable in the circumstances.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

NEW ACCOUNTING STANDARDS, INTERPRETATIONS AND AMENDMENTS

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2014. These Changes were made in accordance with the applicable transitional provisions:

●
Amendment to IAS 32 “Financial Instruments: Presentation”, clarifies some of the requirement for offsetting financial assets and financial liabilities on the Balance Sheet. Implementation of this standard did not have any impact on the Company’s consolidated financial statements.

●
Amendment to IAS 36 “Impairment of Assets”, addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.  Implementation of this standard did not have any impact on the Company’s consolidated financial statements.

New Standards Not Yet Adopted

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and amended in October 2010. It replaces the parts of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

In November 2013, the IASB issued the hedge accounting section of IFRS 9, as well as two amendments to the previously issued IFRS 9. The new hedge accounting model will align hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting as long as the risk component can be identified and measured. The new hedge accounting model includes eligibility criteria that must be met but these criteria are based on an economic assessment of the strength of the hedging relationship, which can be determined using internal risk management data. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosures. The IASB currently has a separate project on macro hedging activities and until that project is completed, entities are permitted to continue to apply IAS 39 for all of their hedge accounting.

In November 2013, the IASB amended IFRS 9 to remove the mandatory effective date of January 1, 2015 due to continued work being performed on other phases of the IFRS 9 project relating to impairment.
The IASB will be announcing a mandatory effective date for IFRS 9 in the future when it is closer to completion. Entities are still permitted to early adopt all or part of IFRS 9.

We are currently assessing the effect of this standard and related amendments on our financial statements.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

OUTSTANDING SHARE DATA

As at May 12, 2014, the Company had the following common shares, warrants and stock options outstanding:

Common shares	363,104,103
Warrants*	37,145,000
Stock options*	16,630,230
Fully diluted share capital	416,879,333
* Each warrant or option entitles the holder to acquire one common share of the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's  management  is  responsible  for  establishing  and  maintaining adequate  internal  control over  financial  reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can provide  only  reasonable   assurance  with  respect  to  financial   statement preparation and presentation.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting during the quarter ended March 31, 2014, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including the AIF and other public filings, are available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This Management Discussion and Analysis (“MD&A”), and the documents incorporated by reference herein contain “forward-looking statements” and “forward-looking information”, as applicable, within the meaning of securities legislation, including the United  States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Other than as specifically required by applicable securities laws, the Company does not intend, and does not assume any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or  otherwise.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others: that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that the Company will receive the remaining US$45 million deposit under the Gold Stream Facility; that the Company will meet its gold delivery obligations under the Gold Stream Facility; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, disturbances by Aboriginal Communities, interruption in

RUBICON MINERALS CORPORATION – MD&A – March 31, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

transportation or utilities, or adverse weather conditions; that the Company will meet its estimated timeline for the development of the Phoenix Gold Project; that the Company will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the Technical Report  will be realized; that the Company will be able to obtain additional financing for its development, construction and other needs; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the Technical Report. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build and complete a development project. Additional capital costs may need to be incurred in respect of the Phoenix Gold Project.

The Technical Report is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the Technical Report will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the Technical Report are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

There is no certainty that a potential mine will be realized. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Forward-looking statements include, but are not limited to statements regarding the Company’s expectations regarding receipt of the remaining US$45 million deposit under the Gold Stream Facility and its ability to meet its gold delivery obligations thereunder, the Company’s plans in respect of the development of the Phoenix Gold Property (as  hereinafter defined), costs and timing of the development of new deposits, success of exploration and development activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of exploration operations, environmental risks, unanticipated reclamation expenses and title disputes or claims. In certain cases, forward-looking statements can be identified by the use of words such as “seeks”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “targeting”, “estimates”, “forecasts”, “look forward”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “will be taken”, “occur” or “be  achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations and studies; changes in new mineral resource models and revised geological interpretations; changes in project parameters as plans continue to

RUBICON MINERALS CORPORATION – MD&A – March 31, 2014
(in Canadian dollars, tabular dollar amounts in thousands, except per share)

be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities due to poor ground conditions or other factors. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions, as well as those factors discussed in the section titled “Risks and Uncertainties” in this MD&A.

Although management of the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources

This MD&A uses the terms "indicated mineral resources" and "inferred resources". The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred" or "indicated mineral resource" will ever be upgraded to a higher category.

Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. The SEC normally only permits issuers to report mineralization that does not constitute "reserves" as in-place tonnage and grade without reference to unit measures. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of an indicated or inferred resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

APPROVAL

The Board of Directors, upon the recommendation of the Audit Committee, has approved the disclosure contained in this MD&A.